Exhibit 10.2

September 6, 2022
Scott Chaplin

Dear Scott,

We are pleased to extend to you an offer of employment with Berkeley Lights, Inc. (the “Company”) as set forth below. This written agreement supersedes and replaces any prior agreements, representations, or understandings, whether written, oral or implied, between you and the Company.

1.Title. You are being offered a full-time, exempt position as the Company’s Chief Legal Officer. You will be reporting to Siddhartha Kadia, the Company’s Chief Executive Officer. As a constructive and productive employee in the Company, you will be expected to lead by example by setting high standards of excellence and integrity in all your endeavors and interactions with colleagues, partners, vendors and other third parties.

2.Commencement of Employment. The commencement date of your employment is expected to be September 19, 2022, provided that you sign, date and return this offer letter before the expiration of midnight (Pacific Time) on September 9, 2022.

3.Compensation and Benefits. As compensation for your services, you will be paid an annual salary of $400,000 paid at the rate of $33,333.33 per month in accordance with the Company’s standard payroll schedule.

In addition, you will be eligible for the following:

a.Paid Time Off. You will be eligible to accrue paid time off according to the Company’s paid time off policy.

b.Health Care Benefits. You will be eligible to participate in the Company’s group benefit plans as of your date of hire, subject to the terms and conditions of those plans. These benefit plans are subject to modification and change as the Company deems necessary.

c.Incentive Bonus Plan. You will be eligible to participate in the Company’s Incentive Compensation Plan. Additional information for the current year will be provided in the 2022 Incentive Bonus Plan document. Your target incentive is 50% of your annual salary and is paid based on the achievement of objectives that we will define in the first quarter of your employment, and then subsequently annually. The Company reviews compensation on an annual basis. Eligibility for participation in any Incentive Compensation Plan shall be construed as any assurance of continuing employment for any particular period of time.

d.Equity Compensation: Stock Options. Subject to the approval of the Company’s Board of Directors or its Compensation Committee, you will be granted an option to purchase shares of the Company’s Common Stock based on a target grant date fair value of $750,000. The exercise price per share will be equal to the fair market value per share on the date the option is granted. Per our Company policy for “C-Suite” employees, your stock options will be granted by the Compensation Committee of the Board of Directors. The vesting commencement date for such grant will be the first day of your employment, with the grant date typically being shortly thereafter.

The option will be subject to the terms and conditions applicable to options granted under the Company’s 2020 Incentive Award Plan (the “Plan”), and the applicable Stock Option

Agreement, which you will need to review and sign. You will vest in 25% of the option shares after 12 months of continuous service from the vesting commencement date, and the balance of the options will vest in equal monthly installments over the next 36 months of continuous service, as described in the applicable Stock Option Agreement. Eligibility for additional equity compensation and/or participation under the Plan shall be considered subject to Board discretion in 2023.

e.Equity Compensation: Restricted Stock Units. Subject to the approval of the Compensation Committee, you will be granted restricted stock units (RSUs) of the Company’s Common Stock with a grant date fair value of $750,000. The vesting commencement date for such grants will be the first day of your employment, with the grant date typically being shortly thereafter. The RSUs will be subject to the terms and conditions applicable to restricted stock units granted under the Plan and the applicable Restricted Stock Unit Agreement, which you will need to review and sign. You will vest in 25% of the RSUs on August 20, 2023 as long as you provide continuous service from the vesting commencement date, and the balance of the RSUs will vest in equal quarterly installments thereafter over the next 9 quarters of continuous service, as described in the applicable Restricted Stock Unit Agreement. Eligibility for additional equity compensation awards and/or participation under the Plan shall be subject to Board discretion beginning in 2023.

All forms of compensation paid to you by the Company are subject to reduction to reflect applicable withholding and payroll taxes and other deductions as required by law.

4.Severance and Change in Control. As the Company’s Chief Legal Officer, you will be considered a “C-Suite” Executive and also be eligible for severance and change in control provisions as approved by the Board in the Change in Control and Severance Agreement, a copy of which is attached (the “Severance Agreement”). We encourage you to carefully review that Severance Agreement. A few key highlights include:

a.Covered Termination Outside a Change in Control. If you are terminated not for “cause”, the Company will provide nine months of base salary and nine months of healthcare benefits.

b.Covered Termination in Connection with a Change in Control. Our Change of Control provisions entitle you to twelve months’ base salary and target bonus, plus full acceleration of vesting based on a double- trigger. See “Berkeley Lights, Inc. Change in Control and Severance Agreement” for additional details, including the applicability and mechanics of vesting acceleration in the event of a Change of Control.

In order to receive any of the payments or benefits under the Severance Agreement, you will be required to sign and not revoke a full release of all claims and comply with the other terms of the Severance Agreement.

5.Employee Inventions Assignment and Confidentiality Agreement. As an employee of the Company, you will have access to certain confidential information of the Company and you may, during the course of your employment, develop certain information or inventions that will be the property of the Company. As a condition of your employment, you are required to sign and return the attached Employee Inventions Assignment and Confidentiality Agreement (“EIAC Agreement”). Your execution of this offer letter shall be deemed to be your agreement to and acceptance of the attached EIAC Agreement even if for any reason you do not sign such EIAC Agreement. We wish to impress upon you that we do not want you to, and we hereby direct that you not, bring with you any confidential or proprietary material of any former employer, or violate any other obligations you may have to any former employer.

6.Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this offer. Although your job duties, title, compensation, and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and the Chief Executive Officer of the Company.

7.Outside Employment and Competitive Activities. In the event that you are initially employed as a full-time employee, or at some later date become employed as a full-time employee, during the period of your full-time employment with the Company, you are required to devote your full-time, best efforts to the interests of the Company. In the event that you are initially employed as a part-time employee, or at some later date become employed as a part- time employee, during the period of your part-time employment, you are required to devote your best efforts to the interests of the Company. Regardless of whether you are a full-time or part-time employee, you agree that you will not, without the prior written consent of the Company, engage in, or encourage or assist others to engage in, any other employment or activity that: (i) would divert from the Company any business opportunity in which the Company can reasonably be expected to have an interest; (ii) would directly compete with, or involve preparation to compete with, the current or future business of the Company; or (iii) would otherwise conflict with the Company’s interests or could cause a disruption of its operations or prospects. Violations of this paragraph include, but are not limited to, the direct or indirect, ownership, management, operation, control, employment by, or participation in the ownership, management, operation, or control of any business that is in any way involved with research, development, consulting, and sale of commercial products relating to the global life sciences, biotechnology, medical device and pharmaceutical industries. Excepted from this provision is ownership of not more than 10% of the outstanding shares of a publicly traded corporation.

8.Legal Right to Work. As required by law, your employment by the Company is contingent on you providing timely documentation as proof of you possessing a legal right to work in the United States.

9.Background Check. You agree that the Company may undertake a verification of your criminal, education, driving and/or employment background. This offer can be rescinded based upon data received in the verification process.

10.Entire Agreement. This offer letter, once accepted, together with the EIAC Agreement and the Severance Agreement constitutes the entire agreement between you and the Company with respect to the subject matter hereof and supersedes all prior offers, negotiations, and agreements, if any, whether written or oral, relating to such subject matter. You acknowledge that neither the Company nor its agents have made any promise, representation, or warranty whatsoever, either express or implied, written, or oral, which is not contained in this agreement for the purpose of inducing you to execute the agreement, and you acknowledge that you have executed this agreement in reliance only upon such promises, representations, and warranties as are contained herein.

11.Acceptance. You may indicate your acceptance and agreement with the terms of this offer letter by signing, dating, and returning the original of this offer letter, and the enclosed EIAC Agreement.

Scott, we hope that you will accept our offer to join Berkeley Lights and look forward to working with you!

Best,

/s/ Siddhartha Kadia
Siddhartha Kadia
CEO, Berkeley Lights, Inc.

I accept this offer of employment and acknowledge that I have read and agree to the terms and conditions set forth above. I further acknowledge that no commitments, express or implied, were made to me as part of my employment offer except as specifically set forth above.

/s/ /Scott Chaplin	9/08/22
Scott Chaplin	Date